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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 10-C

                Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System
                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                        JEFFERSON SAVINGS BANCORP, INC.
                  (Exact name of issuer specified in charter)

                14915 Manchester Road, Ballwin, Missouri  63011
                    (Address of principal executive offices)

Issuer's telephone number, including area code:    (314) 227-3000

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  TITLE OF SECURITY:  Common Stock, par value $0.01 per share

2.  NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE:  4,182,026

3.  NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE:  4,405,185

4.  EFFECTIVE DATE OF CHANGE:  December 30, 1996.

5.  METHOD OF CHANGE:

          Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):
Distribution in connection with corporate acquisition.

          Give brief description of transaction: Jefferson Savings Bancorp, Inc. (the "Registrant") acquired Texas Heritage Savings Association/Banc, a Texas savings and loan association ("Texas Heritage"), on December 30, 1996. At the effective time of the acquisition, each share of common stock of Texas Heritage outstanding was converted into the right to receive cash in the amount of $9.1781 and 0.3976 shares of common stock of the Registrant, subject to adjustment for fractional shares of the Registrant's common stock in accordance with the terms of the acquisition agreement. All 561,000 shares of Texas Heritage common stock were converted in the acquisition for a total of 223,159 shares of common stock of the Registrant.
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                         II.  CHANGE IN NAME OF ISSUER

1.  NAME PRIOR TO CHANGE:

2.  NAME AFTER CHANGE:

3.  EFFECTIVE DATE OF CHARTER AMENDMENT CHANGING NAME:

4.  DATE OF SHAREHOLDER APPROVAL OF CHANGE, IF REQUIRED:


                                       JEFFERSON SAVINGS BANCORP, INC.



Date:  January 6, 1997.          By    /s/ David V. McCay
                                    -----------------------------------
                                       David V. McCay
                                       Chairman of the Board, President
                                       and Chief Executive Officer


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